Exhibit 3

CREST FINANCIAL LIMITED

JPMorgan Chase Tower

600 Travis, Suite 6800

Houston, Texas 77002

May 6, 2013

Dear Fellow Clearwire Stockholders:

Crest Financial Limited (“Crest”), together with its affiliates and other related persons, owns approximately 8.25% of the outstanding Class A common stock of Clearwire Corporation (“Clearwire” or the “Company”) and is the largest independent stockholder of Clearwire.

We have been long-time investors in Clearwire. Our investment in Clearwire dates back to June 2004 when one of our affiliates sold spectrum assets to Clearwire in exchange for shares in the Company, of which Crest received approximately 1.4 million shares. Our belief in the potential of Clearwire is demonstrated by the substantial investment we have made in the Company.

Over the past several months a broad range of fellow Clearwire stockholders have spoken out against the proposed merger (the “Sprint-Clearwire Merger”) of Clearwire with Sprint Nextel Corporation (“Sprint”). Just last Friday, a group of stockholders with approximately 18.2% of the outstanding Class A common stock of Clearwire announced their agreement to oppose the Sprint-Clearwire Merger. Unlike the Clearwire Board of Directors, we have listened.

Today we are distributing definitive proxy materials in opposition to the Sprint-Clearwire Merger. Crest opposes the Sprint-Clearwire Merger because Crest believes that it would be better for Clearwire to remain a stand-alone company and pursue its long-stated business plan to exploit its valuable spectrum assets. These are our reasons:

The Merger Consideration is Grossly Inadequate

We believe that the merger consideration of $2.97 in cash per share being offered to Clearwire stockholders in the Sprint-Clearwire Merger significantly undervalues Clearwire and does not compensate fairly the stockholders:

•

The valuations of the financial advisors of the Clearwire Board of Directors and its Special Committee, Evercore and Centerview, suggested that the implied equity value of Clearwire could be significantly higher than the $2.97 offered by Sprint. Evercore and Centerview evaluated, among other things, Clearwire management’s multiple customer case (“MCC”), in which Clearwire would provide service to multiple wholesale customers in addition to Sprint. While other valuation techniques arrived at lower ranges, the discounted cash flow analyses based on the MCC resulted in implied equity value ranges of $4.14 to $11.30 (Evercore) and $3.45 to $15.50 per share (Centerview).

•

Crest’s belief that the merger consideration of $2.97 in cash per share is inadequate was confirmed by a study commissioned by Crest and prepared by former Federal Communications Commission (“FCC”) Commissioner Dr. Harold Furchtgott-Roth and the Analysis Group. As discussed in our enclosed proxy statement, Dr. Harold Furchtgott-Roth calculated a valuation of Clearwire between $9.54 and $15.50 per share.

•

In the past, Clearwire’s management has stated in public disclosures that the value of its spectrum assets is between $22 to $55 billion (2010 and 2011) or at least $11 billion to $35 billion (2012). As described in our enclosed proxy statement, Sprint’s $2.97 per share price implies a value of Clearwire’s spectrum assets of only $5 billion.

•

The pro forma valuations disclosed in Sprint’s proxy statement for its proposed transaction with SoftBank (the “SoftBank-Sprint Transaction”) support a valuation of Clearwire of up to $13.70 per share.

•	As of the date of this letter, the current market share price of Clearwire is significantly higher than $2.97 per share.

•

Finally, the battle for Clearwire has just begun. DISH Chairman Charlie Ergen stated on May 2, 2013 that his real objective in bidding for Sprint was to control Clearwire. According a Denver Business Journal report entitled Ergen: Quest For Clearwire Drove Dish To Top SoftBank’s Sprint Bid, DISH tried for months last year to reach a deal to gain access to Clearwire frequencies. Only after its efforts were rebuffed did DISH bid for Sprint. “It’s better for us to own Sprint, because then we control Clearwire,” Ergen said. While SoftBank has been less transparent, it conditioned its bid for Sprint on Sprint obtaining majority ownership of Clearwire and control of the Clearwire Board of Directors. Whether DISH or SoftBank ends up winning the battle for Sprint, the winner will pursue its real objective, which is control of Clearwire and its spectrum assets. We believe that only after the maneuverings of SoftBank, DISH, and Sprint are final will the Clearwire shareholders have a clearer picture of the near-term value of Clearwire’s spectrum.

There are Too Many Uncertainties

Even if the merger consideration of $2.97 in cash per share were not grossly inadequate, there are too many uncertainties for Clearwire’s stockholders to vote on the Sprint-Clearwire Merger on an informed basis:

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There is no certainty that the Sprint-Clearwire Merger will be completed. This is because the successful closing of the transaction is contingent upon approval of the FCC, a process that is ongoing. In addition, Sprint’s obligation to consummate the Sprint-Clearwire Merger is conditioned on the successful closing of the SoftBank-Sprint Transaction or the closing of an alternative transaction, like the DISH offer. DISH’s recent proposal to acquire Sprint has created significant uncertainty as to if and when any such transaction will be completed.

•

There is no certainty that committed supporters of the Sprint-Clearwire Merger would continue their support if DISH succeeds in acquiring Sprint. Comcast, Intel, and Bright House, who collectively hold approximately 13% of the common stock of Clearwire, entered into a voting agreement with Clearwire in which they commit to voting in favor of the Sprint-Clearwire Merger and another agreement that obligates them to sell their shares to Sprint if the Clearwire stockholders reject the Sprint-Clearwire Merger and Sprint consummates the SoftBank-Sprint Transaction or an alternative transaction. However, if the SoftBank-Sprint Transaction is terminated in favor of the DISH proposal, Comcast, Intel, and Bright House have the right to terminate these agreements. Thus, the voting calculus would change significantly if Sprint accepts the DISH proposal.

•

There is no transparency or credibility in the Board’s statements about the future of Clearwire. On May 1, 2013, less than one week after Clearwire’s management stated in its April 25th earnings call that there is adequate capital to operate into the first quarter of 2014, the Board filed an Investor Presentation stating that Clearwire has a cash shortfall of $1.7 billion through 2014. We note that Clearwire has used these doomsday negotiation tactics before, most notably in prior spectrum lease negotiations. But this time they are being deployed not against a counterparty, but rather directed to the owners of Clearwire.

•

Moreover, the DISH proposal raises serious questions about the future of Sprint itself, questions on which the Clearwire stockholders must have clarity before voting for or against the Sprint-Clearwire Merger. Among these questions are:

•	whether DISH or SoftBank will acquire Sprint;

•	how Sprint’s new owner will use its position as Clearwire’s majority stockholder to develop an independent Clearwire; and

•	whether Sprint’s new owner will attempt to use the Clearwire spectrum assets as a means to reduce Sprint’s debt or its own debt instead of investing in an independent Clearwire.

In light of these and other related questions, we wonder how the Clearwire Board of Directors could press ahead with the stockholder vote on the Sprint-Clearwire Merger.

There is an Alternative Path

Clearwire’s choice is not between doing nothing and accepting a grossly inadequate Sprint deal. Rather, Clearwire’s own management has presented the most promising path to maximizing stockholder value—the MCC business plan, in which Clearwire would provide service to multiple wholesale customers in addition to Sprint. We believe that the necessary financing to enable Clearwire to pursue the MCC business plan is readily available:

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Months ago, we endorsed the suggestion from Mount Kellett Capital Management, the second largest independent stockholder of Clearwire, that a sale of excess spectrum would enable Clearwire to improve its liquidity, pursue its build-out plans, and explore alternatives to being dominated by Sprint.

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Clearwire has received multiple offers to sell excess spectrum: DISH has offered to purchase 24% of Clearwire’s spectrum for $2.2 billion, and Verizon Wireless also made an offer to purchase spectrum leases for approximately $1.0 to $1.5 billion.

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The path to independence that we and other parties have offered Clearwire need not be blocked by its fear of inadequate liquidity. Crest and Aurelius Capital Management, another large independent stockholder of Clearwire, separately have offered debt financing for an aggregate of $320 million on terms similar to, but more favorable than, Sprint’s financing terms. In order to show our willingness to support Clearwire’s further capital needs, Crest told Clearwire in our proposal letter that we stand ready to consider alternative financing terms to meet Clearwire’s actual near-term capital needs if the assumptions of Clearwire’s capital needs we used in formulating our proposal required adjustment.

•

Crest believes that the warnings in Clearwire’s proxy statement of a Clearwire bankruptcy or debt default are overstated to create support for the Sprint-Clearwire Merger. First, during its earnings call on April 25, 2013, Clearwire’s management stated there is adequate capital to operate into Q1 2014. Second, Sprint has disclosed that if Clearwire defaults on its debt, a cross default may occur under Sprint’s own debt documents if Clearwire is considered a subsidiary under those agreements. Thus, a Clearwire debt default could have a significant adverse effect on Sprint. Third, as the largest Clearwire stockholder, Sprint faces many of the same risks as Clearwire’s minority stockholders if Clearwire were to file for bankruptcy protection. In light of this, we question whether Sprint will allow Clearwire to default on its debt or seek protection under bankruptcy laws.

We Believe the Clearwire Board Breached its Fiduciary Duties

Crest, Aurelius Capital Management, and other stockholders of Clearwire have filed lawsuits in the Delaware Court of Chancery, alleging that the Clearwire Board of Directors has been unfairly influenced by Sprint and that each of the Clearwire directors and Sprint has breached its fiduciary duties by entering into an unfair and coercive transaction that is harmful to the minority stockholders. These lawsuits are still pending, and during a January 10, 2013 hearing Chancellor Leo Strine, the presiding judge in our case, stated: “I think there are colorable claims here.” We have engaged noted trial lawyer John Quinn of the Quinn Emanuel Urquhart & Sullivan law firm to lead the effort to prosecute the trial for money damages and injunctive relief, or potentially to pursue a separate claim for appraisal. Crest intends to aggressively pursue its rights as a minority stockholder.

Among the reasons why we believe the Clearwire Board of Directors has breached its fiduciary duties are:

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No Termination Right to Pursue Superior Proposals. Although the Clearwire Board of Directors has a fiduciary duty to obtain the highest price reasonably obtainable for Clearwire stock, it inexplicably failed to negotiate for the right to terminate the Merger Agreement with Sprint to pursue a superior, alternative transaction. The Clearwire Board of Directors also agreed that the Company will hold a stockholder vote even if the Clearwire Board of Directors recommends against the Sprint-Clearwire Merger. As a result, the Clearwire Board of Directors is prohibited by the Merger Agreement from accepting DISH’s $3.30 per share proposal, although it is clearly superior to Sprint’s $2.97 per share offer.

•

Locked-Up Financing. In connection with the signing of the Merger Agreement with Sprint, the Clearwire Board of Directors agreed to accept up to $800 million in financing from Sprint in exchange for notes that are convertible at the highly dilutive price of $1.50 per share. This convertible debt arrangement leaves Clearwire’s minority stockholders with an unfair choice: either vote in favor of the Sprint-Clearwire Merger or agree to share dilution at the hands of Sprint. What is even worse is that the Clearwire Board of Directors agreed to a covenant in the Merger Agreement that requires Clearwire to obtain consent from Sprint for any alternative financing. As demonstrated by its refusal to consent to the clearly superior financing offers of Crest and Aurelius Capital Management, Sprint is abusing this consent right to the detriment of Clearwire and its minority stockholders.

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Ineffective Special Committee. We believe that the Special Committee of the Clearwire Board of Directors, established to consider the Sprint-Clearwire Merger, is not independent and disinterested. Instead, the members of this Special Committee have either been nominated by the same companies that have agreed in a voting agreement to vote FOR the Sprint-Clearwire Merger or have been employed by Sprint.

•

Bar on Pursuing Alternatives to Sprint. Clearwire cannot fruitfully pursue a sale of excess spectrum. The Merger Agreement prohibits Clearwire from selling any of its excess spectrum, without Sprint’s consent, notwithstanding the presence of DISH and Verizon, current bidders ready to give Clearwire the funding it needs in return for a portion of Clearwire’s spectrum.

•

Lack of Financing Commitment. Although many reports suggest that Sprint is in a weak financial position due to its low cash reserves and significant outstanding debt obligations, the Clearwire Board of Directors did not require Sprint to produce evidence of committed financing, leaving the Sprint-Clearwire Merger subject to great uncertainty.

In our opinion, the foregoing demonstrates that Clearwire’s corporate governance must improve significantly. Only a vote “AGAINST” the Sprint-Clearwire Merger will send a firm message to the Clearwire Board of Directors and Sprint that they owe fiduciary duties to all Clearwire stockholders—not just to Sprint.

*        *        *

Our activism on behalf of non-Sprint stockholders stems from a simple observation. Everyone involved in these interlocking proposals and transactions—SoftBank, Sprint, DISH, and other potential bidders—recognizes that the real prize is Clearwire and its spectrum assets. And yet the Clearwire Board of Directors has managed to negotiate a Merger Agreement that transfers all value and leverage to Sprint instead of preserving them for all Clearwire stockholders.

We believe that there are alternative paths available to Clearwire other than the Sprint-Clearwire Merger. Therefore, for all of the foregoing reasons, we urge you to vote “AGAINST” the Sprint-Clearwire Merger by signing and returning the enclosed GOLD proxy card.

Crest urges all stockholders NOT to sign or return any WHITE proxy card sent to you by the Company.

If you have already returned the WHITE proxy card, you can effectively revoke it by voting the GOLD proxy card. Only your latest-dated proxy card will be counted.

If you have any questions or need assistance in voting the GOLD proxy card, please contact our proxy solicitor, D.F. King & Co., Inc. at 1-800-949-2583 (toll-free).

Sincerely yours,

/s/ David K. Schumacher
David K. Schumacher
General Counsel
Crest Financial Limited

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About Crest Financial Limited

Crest is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the Sprint-Clearwire Merger, Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement has been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE, AND THE SPRINT-CLEARWIRE MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans, or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position,” or the negative of those terms or other variations of them or by comparable terminology.